Exhibit 99.1

LIVING OUR
CORE VALUES,
EVERY DAY.

Nordion Global Business Practice Standards

Core Purpose:
At Nordion our goal is to make a
distinctive contribution to the health
and well-being of people around the
world.

A Message from Steve West:

Our Global Business Practice Standards help us conduct business with the highest level of integrity, meet legislated requirements and protect Nordion’s reputation in a rapidly changing global environment.

We are all trustees of the investments made by our shareholders.   We owe it to them to conduct business in accordance with these Practice Standards.  The Practice Standards are a guide to assist everyone at Nordion in making the right business decisions.  They set out universal principles that govern the way we carry on business, provide clarity about expectations at Nordion, and identify other Nordion resources and policies that you can use to support decision making.

Nordion’s business is global in scope and thus, it is essential that everyone at Nordion be alert to the possibility that some of the entities or individuals we deal with may engage in corrupt behavior.  To protect Nordion and its reputation, all employees must be committed to and follow the policies and procedures that comprise Nordion’s anti-corruption compliance program.  Failure to comply with this program exposes Nordion (and possibly, individual employees) to significant penalties imposed by current anti-corruption legislation in several jurisdictions including Canada, the US and the UK.

All Nordion personnel and service providers are expected to read and acknowledge their commitment to our Practice Standards.  I encourage everyone to review the Practice Standards on a regular basis and to bring any questions or concerns forward in any of the ways set out in the Standards.  The Practice Standards are easily accessible on the company Intranet.

Thanks for your commitment to our Global Business Practice Standards, and for vigilantly protecting Nordion’s reputation each and every day.

Steve West
President & Chief Executive Officer, Nordion Inc.

GLOBAL BUSINESS PRACTICE STANDARDS
TABLE OF CONTENTS

OUR CORE VALUES	5
OUR GLOBAL BUSINESS PRACTICE STANDARDS	6
What Can You Do If You Have a Business Practices Question or Concern?	8
Feel Comfortable Raising Questions or Concerns – There Will Be No Retribution	9
Our Practice Standards	10
ANTI-CORRUPTION COMPLIANCE	11
CONFLICTS OF INTEREST	12
Gifts and Improper Payments	13
Family Members	13
Ownership of Other Businesses	14
Outside Employment	15
Service on Boards	15
Nordion Business Opportunities	15
CONFIDENTIAL INFORMATION	16
Third Party Confidential Information	18
Nordion Privacy Policy (Corporate Policy)	18
USE OF COMPANY ASSETS	21
INVENTIONS AND INTELLECTUAL PROPERTY	22
PERSONAL CONDUCT	23
Respect and Dignity in the Workplace	23
Equity in the Workplace	24
No Discrimination	24
No Harassment	24
Safe Workplace	24
ENVIRONMENT, HEALTH & SAFETY	25
SALES AND MARKETING PRACTICES	26
FAIR COMPETITION	28
COMPETITIVE INFORMATION	30
ACCURACY OF RECORDS	31
COMPLIANCE WITH LAWS	33
DISCLOSURE OF INFORMATION TO MEDIA & INVESTORS	34
TRADING IN COMPANY SHARES AND DERIVATIVE SECURITIES	35
What Are the Limitations on Trading and Tipping?	35
What are the Prohibitions related to Trading Derivative Securities of Nordion?	35
What is “Material Non-Public Information”	36
Be Thoughtful When You Are Trading Nordion Shares	37
Additional Requirements for “Insiders”	37
POLITICAL AND GOVERNMENT ACTIVITIES	38
Political Activities	38
Government Relations and Lobbying	38
FAILURE TO ADHERE TO PRACTICE STANDARDS	40
PLEDGE OF THE NORDION BOARD OF DIRECTORS	41
PLEDGE OF THE NORDION EXECUTIVE MANAGEMENT TEAM	42
NORDION PERSONAL PLEDGE (EMPLOYEE)	43
NORDION PERSONAL PLEDGE (BOARD DIRECTOR)	44
NORDION PERSONAL PLEDGE (EXECUTIVE MANAGEMENT TEAM)	45
NORDION PERSONAL PLEDGE (SERVICE PROVIDERS)	46

Our Core Values

These are fundamental values that guide the way we operate:

Commitment to Excellence Striving to reach our full potential as a company and as individuals. Doing the right things the right way.	Mutual Trust Having confidence enough to rely on others and to be open to new people and different ideas.
Genuine Concern and Respect for People Showing genuine concern for others. Treating people as individuals, with understanding and appreciation.	Integrity Being reliable and accountable in word and behaviour.

Our Global Business
Practice Standards

These are the practices we use every day to apply our Core Values to the businesses we operate in:

Standards of Excellence At Nordion, we continually strive for excellence in everything we do.	Standards of Trust 1. Anti-Corruption Compliance 2. Conflicts of Interest 3. Confidential Information 4. Use of Company Assets 5. Inventions and Intellectual Property
Standards of Respect for People 1. Personal Conduct 2. Environment, Health and Safety 3. Sales and Marketing Practices 4. Fair Competition 5. Competitive Information

Standards of Integrity

1.  Accuracy of Records
2.  Compliance with Laws
3.  Disclosure of Information to Media or Investors
4.  Trading in Company Shares and Derivatives
5.  Political and Government Activities

OUR GLOBAL BUSINESS PRACTICE STANDARDS

Since the inception of Nordion Inc. (formerly MDS Inc.) in 1969, the company has dedicated itself to hiring competent and caring people.  You are at Nordion because we believe that you are that kind of person.

Nordion demonstrates commitment to you by striving to provide you with a participative working climate. This environment fosters teamwork, innovation and encourages exceptional performance while, at the same time, allowing you as an individual to maintain your integrity, concern and respect for other people and a commitment to your personal life.

In return for this commitment, Nordion asks that while you are at work, you meet the expectations that are provided in our Global Business Practice Standards.  This is because Nordion’s reputation is sustained, enhanced or diminished by the personal actions and decisions that each of us makes every day.

These Global Business Practice Standards are not an attempt to change the behaviour of Nordion people.  We know that we have good people who live our Core Values every day.  Instead, these Global Business Practice Standards are a tool to assist you in your decision-making, particularly when you may have doubt as to company policy or expectation, or meeting legal or regulatory requirements.  These Practice Standards define Nordion’s minimum expectations of its people and those with whom we do business in a variety of areas.  Additional policies and procedures provide further expectations and detail for employees and apply in addition to the expectations of these Practice Standards.

Although primarily directed and written to address the directors, officers and employees of Nordion, these Practice Standards are also intended to be adhered to and applied by our service providers including our suppliers, consultants, agents, distributors and partners. The principles and standards in these Practice Standards encompass all such relationships and should be read and applied in accordance with their purpose and intent by all service providers.  In addition, as part of these Practice Standards, all contracts between Nordion and its service providers will include anti-corruption provisions with which our service providers are required to comply.

It is expected that you will read these Global Business Practice Standards carefully, understand them and incorporate them into your practices and actions every day.

Adherence to the principles and standards contained in these Global Business Practice Standards will serve to strengthen our business relationships and maintain the strong foundation of trust and integrity, upon which Nordion has been and will continue to be built. Failure to adhere to the principles and the standards can have serious consequences to both employees and the service providers of Nordion (See Failure to Adhere to Practice Standards).

And remember - the best thing that you can do when you are unclear about a particular business practice, legal or regulatory requirement or potential ethical or other issue is to ask for help.  Faced with such a question, it is always better to seek guidance early through one of the many resources available to you.

OUR GLOBAL BUSINESS PRACTICE STANDARDS

What Can You Do If You Have a Business Practices Question or Concern?

Business practices, legal and ethical issues may often be difficult or complex subjects.  It is not always natural or easy to ask for clarification on these subjects or even more, to report a suspected violation.  Please do not be reluctant to ask questions, seek clarity or raise an issue, because the potential impact and risk to customers, employees and the company of not doing so are too great to ignore.  No one wins when we fail to speak up, because the reputation – and ongoing success – of our company depends on the decisions that each of us makes every day.  Remember, sound and ethical business practices are not an obligation of a few but of each and every one of us.

For Additional Guidance: If you have a question about business practices or a concern about a suspected violation, there are a number of different resources you can go to for advice. The following diagram outlines various options. Please feel free to go to the resource that you are most comfortable with.

Service providers that have questions about the application of these Global Business Practice Standards should consult with their authorized Nordion contract representative or any of the other resources above.

Your question or concern will be handled confidentially and you can remain anonymous if this is appropriate or permitted by law.  Multi-lingual operators are available.

If you are located outside of North America, please find your AT&T Access Number at www.att.com/traveler or by accessing the GBPS Section in @nordion.

OUR GLOBAL BUSINESS PRACTICE STANDARDS

Feel Comfortable Raising Questions or Concerns – There Will Be No Retribution

Nordion wants every employee to feel comfortable raising business practice, ethical or legal concerns internally.  Nordion commits to listen to and respond to all questions and concerns raised. Nordion strictly prohibits reprisals or retaliation against anyone who raises a business practice, ethical or legal concern involving other individuals.

Also, do not be afraid that your question or concern may not be valid.  When it comes to business practices, ethical or legal issues, there is no such thing as an insignificant question or concern.  Use the options identified on the previous page to ask a question, get clarification, report a suspected violation, or voice a concern.  It is important that any question, potential problem or concern be reviewed as soon as possible to prevent major issues from developing.

Also, when faced with a potential business practice issue, think about your situation.  It is important to each of us that we feel good about the decisions we make and that such decisions are taken in accordance with the standards and practices contained herein.

SEEK GUIDANCE EARLY:  It is better to ask about the situation before doing something about it.  There are many routes for guidance and input such as your Supervisor or Manager, HR Representative or one of the other resources listed on page 8.

The Integrity Alertline is one of the ways to report a concern or get information or advice anonymously, if appropriate and permitted by law, when a matter might not be adequately resolved. The Integrity Alertline is operated by specially trained representatives independent of the company.  These Alertline representatives will listen to your concerns, ask questions and review the information provided.  They will then forward the matter to the Nordion Legal Department who will take appropriate action including reviewing the question or concern and responding to your question or reporting back to you on your concern through the Integrity Alertline Service Provider.  The caller can arrange to receive information about the company’s response to the call through the Integrity Alertline Service Provider.  Refer to the Integrity Alertline communication for more detailed information on the service and how to access it.

 Question:  I am asked to do something I am uncomfortable with, what should I do?

Answer:  First, do not get involved in anything that makes you uncomfortable.  Second, use the contact choices identified on the previous page to discuss the issue and come to a resolution.

 Question:  If I do raise a business practice issue will I get in trouble?

Answer: You will not be reprimanded or disciplined for raising an issue.  Quite the contrary, as a Nordion employee you have an obligation to question situations in which you are uncomfortable.

OUR GLOBAL BUSINESS PRACTICE STANDARDS

The key principles found in these Global Business Practice Standards are listed below:

Our Practice Standards

We will not engage in bribery or corrupt activities of any kind and we will respect and comply with all applicable anti-corruption laws and regulations.

We will avoid conflicts of interest, or the appearance of conflicts of interest, between our personal interests and our responsibility to Nordion.

We will maintain the confidentiality, privacy and security of information entrusted to us in strict accordance with legal and ethical obligations.

We will use company assets for the legitimate purposes of Nordion’s businesses.

We will constantly seek to create innovations in our business and notify Nordion when we may have developed something new.

We will show genuine concern and respect for other people and treat one another with understanding and appreciation.

We will operate our businesses in a safe and healthy manner, we will respect the environment and we will use our natural resources responsibly.

We will conduct sales and marketing activities in accordance with Nordion Core Values, Nordion policies and the law.

We will uphold the ideals of free and competitive enterprise.

We will not collect information on our competitors through inappropriate means.

We will reflect our businesses accurately in our records.

We will meet or exceed all applicable laws and regulations in the countries in which we operate.

We will protect Nordion’s reputation by allowing Nordion’s designated spokespeople to deal with inquiries from the media or investors.

We will not trade Nordion securities or securities of other companies when in possession of “material” non-public information. We will not trade in Nordion derivatives at any time.

We will not seek to influence any political process or governmental process in an inappropriate manner.

ANTI-CORRUPTION COMPLIANCE

Standard:
In our dealings with others, including governments, government entities, state-owned enterprises, government officials or any other third parties, we will not engage in bribery or corrupt activities of any kind and we will respect and comply with all applicable anti-corruption laws and regulations.

As a global business, Nordion frequently engages third parties to act in a representative capacity on its behalf. Nordion strives to select third parties that will conduct business on Nordion’s behalf in a way that respects and honours Nordion’s values.  By conducting appropriate due diligence activities prior to engaging a third party, Nordion is in a better position to make informed choices about the third parties it will engage.

Because anti-corruption laws provide that Nordion may be held responsible for the actions of any Third Party in the event there is a violation of anti-corruption laws or regulations, it is especially important that Nordion exercise care in the selection of its third parties.

Sanctions for anti-corruption and anti-bribery violations, or even a mere indictment for a potential violation, are severe and potentially devastating to Nordion and to the individuals involved.  The penalties may include significant fines and/or imprisonment (for individuals) for a term not exceeding five years.  Individual officers and employees of companies may be prosecuted even if the company for which they work is not.

In addition to conducting third party due diligence, there are a number of other areas where Nordion must take steps to minimize the possibility of bribery or corruption occurring.  These are:

Gifts (especially in relation to Government Officials)
Hosting (especially in relation to Government Officials)
Travel, Accommodations, Meals (especially in relation to Government Officials)
Charitable Contributions
Donations
Government Interactions
Sponsorships
Licenses, Permits, Registrations

Additional Guidance: Refer to specific Nordion policies and related materials for further information on Nordion’s Anti-Corruption Program.

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CONFLICTS OF INTEREST

Standard:	We will avoid conflicts of interest, or the appearance of conflicts of interest, between our personal interests and our responsibility to Nordion.

While Nordion encourages its employees to have active and fruitful lives outside of the office, each of us should avoid entering into any arrangement that may impair, or appear to impair, our ability to make objective and fair decisions when meeting our responsibility to Nordion.  A conflict of interest arises when our personal interests or activities influence (or appear to influence) our ability to act in the best interests of Nordion.  Conflicts of interest may also exist if the demands of any outside activity hinder or distract us from the performance of our jobs or cause us to use Nordion resources other than for Nordion purposes.  Some examples of situations that may give rise to a conflict of interest include:

•      Soliciting gifts or charitable donations from customers or suppliers
•      Accepting improper payments
•      Doing business with family members who have a significant financial or other interest in another company in one of Nordion’s industries

•      Having a personal interest in a contract with Nordion, or a company conducting business with Nordion
•      Managing your own business while a full time Nordion employee
•      Serving as a director of another business without prior approval from Nordion
•      Taking a Nordion business opportunity for yourself
•      Performing as a consultant to a competitor or supplier

For each of us, it is our responsibility to remain free of conflicts of interest in the performance of our duties at Nordion.  To do so, we must disclose all actual or potential conflicts of interest and obtain approval from management before pursuing any activity which might be or be perceived to be in conflict with our obligations to Nordion resources or businesses.  As well, it is also important when working on outside interests and activities, during time committed to Nordon, to limit such outside interests and activities to the minimum.

Because of the importance of Nordion’s reputation in the marketplace, Nordion requires each of us to take special care to avoid any situation where a conflicts of interest or potential conflicts of interest may arise or may appear to arise.

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CONFLICTS OF INTEREST

Gifts and Improper Payments

A conflict of interest may arise if you accept gifts, loans, services or any form of compensation from suppliers, customers, competitors or others seeking to do business with Nordion.  Social amenities customarily associated with legitimate business relationships are permissible, though special rules apply if those customers are government officials as explained in Sales and Marketing Practices.  These include the usual forms of entertainment, such as lunches or dinners, as well as occasional gifts of modest value.  While it is difficult to define “customary” or “modest” by stating a specific dollar amount, common sense should dictate what would be considered extravagant or excessive.  If a disinterested third party would be likely to believe that the gift affected your judgment, then it is too much.  All of Nordion business dealings must be on arms-length terms and free from any favourable treatment resulting from the personal interests of our employees.

Here are some indicators of a gift that is allowed:

•	Its value is modest, meaning small, low, or insignificant

•	It is not in cash or anything similar to cash (i.e. gift card)

•	It is open and transparent, not hidden or secret

•	It is for a valid business purpose

•	It is not requested

•	It is infrequent and could be reciprocated

•	It does not violate any law, regulation, or policy

•	It imposes no sense of obligation on the giver or recipient

Family Members

A conflict of interest may arise if family members have positions of influence in a supplier, customer or competitor to Nordion or have a “significant financial interest” in a supplier, customer, business partner or competitor of Nordion (see below).  In such circumstances, and before doing business with such organization, disclose the situation to management and discuss it with them.  The approval, if granted, should be documented.

Family members include your:
• Spouse • Parents • Children	• Siblings • In-laws • Life partner

Or any of their parents, children, siblings or partners.

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CONFLICTS OF INTEREST

Ownership of Other Businesses

Our personal investments can cause a conflict of interest.  You should not have a “significant financial interest” in any business that does business with Nordion, is seeking to do business with Nordion or who is a competitor of Nordion without disclosing that fact to Nordion before any contract is negotiated or entered into.  A “significant financial interest” includes; 1.  An employee or an employee’s family member owns more than 1% of the outstanding shares in a business; 2.  The investment in that particular business represents more the 5% of your total assets (or the assets of your family member); or 3. you receive a substantial portion of your total compensation from that particular business.

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CONFLICTS OF INTEREST

Outside Employment

Any outside activity should be totally separate from Nordion work and your full commitment to your responsibilities at Nordion.  This includes a second job or self-employment.  We should not use Nordion time and/or resources and/or other employees’ services for outside activities unless management specifically authorizes it.  When considering outside opportunities, please remember your obligations under the Inventions and Intellectual Properties Business Practices Standard.

Service on Boards

Serving as a director of another company, a member of a board of a non-profit organization or a standing member of a government agency may create a conflict of interest.

In general, Nordion encourages employees to become involved as the directors of other organizations.  However, before accepting an appointment to a board or a committee of any organization whose interests may conflict with Nordion, you should discuss it with your Manager or Functional Executive Vice President and a member of the Nordion Legal Department.

In general, outside directorships will be permitted by Nordion provided that:
•	The directorship does not conflict with Nordion or the individual’s day-to-day commitments to Nordion; or
•	The directorship is approved in writing by the Functional Executive Vice President or the CEO.

Nordion Business Opportunities

You must never take a Nordion business opportunity for yourself.

A Nordion opportunity is any opportunity you come across in your job, whether or not Nordion decides to proceed with it or not.  An example of a Nordion opportunity is if you are working on a product or service agreement or possibility with a customer or vendor and you think you could provide the service better or cheaper than Nordion.  In this situation, you cannot arrange a business deal with the customer or vendor to provide the product or service because you gained knowledge of the opportunity during your employment at Nordion.

Additional Guidance: If you have any questions or doubt as to whether any particular situation gives rise to a conflict of interest, consult the Legal Department for a review and decision on the situation. Should you wish to appeal the decision made, the matter will be referred to the CEO. The CEO’s decision will be final.

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CONFIDENTIAL INFORMATION

Standard:      We will maintain the confidentiality, privacy and security of information entrusted to us in strict accordance with legal and ethical obligations.

Confidential information is both sensitive and a valuable asset.  It includes facts, data, personal information and knowledge that have not been disclosed to the public in all forms (i.e., electronic, paper, oral, etc.).  Many different types of information have value because they are maintained in confidence.  Such information includes un-patented technology, trade secret, know-how, copyright and clinical trial test results, as well as non-technical data such as financial, marketing and strategic information.

Confidential information that has commercial value to competitors or others who have an interest in doing business with Nordion is sometimes referred to as “proprietary information” or a “trade secret”.

Confidential information that contains information identifying a specific individual is referred to as “personal information”.  Personal information is subject to special rules of collection, use and disclosure under our Privacy Policy and the privacy laws in those jurisdictions where Nordion carries on business.

Examples of confidential information, personal information, proprietary information and trade secrets include but are not limited to (all referred to as “confidential information”):

Nordion

▪	Financial information including budgets, costs and profit margins
▪	Human resource information including personnel files and salary information
▪	Strategic plans
▪	Planned business acquisitions or divestitures
▪	Marketing or Sales strategies
▪	Contracts and Agreements
▪	Research and Development data
▪	Quality and Regulatory data or plans
▪	Production schedules
▪	Customer data

If you have access to confidential information - protect it.  Be cautious about discussing Nordion business when you may be overheard.  Be careful when discussing confidential information on wireless technologies (i.e. cell phones, cordless phones or BlackBerry devices) and when sending confidential information over the Internet because it may be intercepted.  Make sure not to leave confidential information in meeting rooms, at photocopy machines or printers or out on your desk when unattended.  Keep your laptop computer, cell phone or BlackBerry device in a safe place and use a password to limit access to the information stored on it.  Social media sites such as FacebookTM and LinkedInTM (1) are growing in popularity and use.  Care needs to be exercised in protecting Nordion’s confidential information when interacting via social media (Nordion’s

1 Trademarks are the property of their respective owners.

CONFIDENTIAL INFORMATION

confidential information includes information which belongs to Nordion and information relating to Nordion customers, competitors, suppliers, partners, and other third parties).  Remember that anything that is placed on social media may be accessible online for others to view and could adversely affect our business and business relationships.

Nordion employees or service providers should not share Nordion confidential information using social networking tools (i.e. Facebook, MySpace, Twitter).  When the Global Business Practice Standards are not adhered to, social networking tools, can pose a security risk to the organization.  Consult Nordion’s Social Media Blogging Policy for more information on how to use these tools responsibly.

Additional Guidance: Refer to specific Nordion policies for further information on appropriate and inappropriate use and content of social media.

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CONFIDENTIAL INFORMATION

Confidential information needed for your job should be used only for that purpose.  This information should be shared only with other employees who need it to do their jobs.

Confidential information must not be given to or discussed with persons or companies outside Nordion.  If you have a need to share information with others outside of Nordion, a confidentiality agreement must be signed and/or prior approval from a member of the Legal Department is required.

The types of people that we should not share confidential information without approval include:

• Competitors • Customers • Contractors • Clinical Trial Participants • General Public • Analysts • Investors • Media	• Suppliers • Consultants • Audiences where Nordion employees are making a presentation • Family Members • Friends

Unintended or other types of disclosure of confidential information should be immediately reviewed with your Supervisor/Manager and/or a member of the Legal Department to determine if further action is appropriate.

Confidential information should not be discussed or shared in any way even after you leave the company.  This is a violation of the employee confidentiality agreement.

Third Party Confidential Information

We are also often in receipt or possession of the Confidential Information of other parties.  Often this information is protected by, and its use governed by confidentiality agreements with those parties.  You must treat this information in the same way you treat Nordion Confidential Information.

The Legal Department has developed processes to assist you in maintaining our confidentiality obligations and you should consult a member of the Legal Department before signing a confidentiality agreement with another organization.

Nordion Privacy Policy (Corporate Policy)

The Nordion Privacy Policy establishes Nordion’s universal standards on how we will protect the personal information of individuals including employees, clinical trial participants, customers and third parties who share such information with the company.  It also acknowledges that businesses different geographic areas may have additional requirements that apply to certain types of services or personal information.

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CONFIDENTIAL INFORMATION

In general, any collection of personal information of individuals will not be done without first providing notification of the purposes of collecting, using and disclosing it and when required, obtaining consent from the individual for these purposes.  Any additional uses or disclosures of personal information should not be undertaken without obtaining additional consent.

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CONFIDENTIAL INFORMATION

If you have any questions concerning the collection, use or disclosure of personal information or what constitutes personal information please consult the Privacy Officer as identified in the Nordion Privacy Policy, which can be accessed through the company Intranet.

Question:  I want to be a participant in a clinical trial but am worried about how my personal information will be handled.  How do I know it will be safe?

Answer:  Every potential participant must read and sign an informed consent that details the purpose for collecting information about you, what specific information is necessary, who will have access to it and how it will be handled.  This is done in order to comply with privacy and other legislative requirements.

Question:  I am a Nordion employee.  I received a confidential document through the Nordion e-mail system that was not intended for me.  What should I do?

Answer:  Bring it to the attention of your Manager or Supervisor. Then contact the individual who sent it for direction on how to deal with it.  Then delete the e-mail.  Out-bound Nordion e-mail includes a confidentiality clause that reminds the recipient of the privileged and/or confidential nature of the e-mail and the statement also provides handling instructions.

Additional Guidance:  Refer to specific Nordion SOPs that provide further information or consequences of inappropriate collection, use and disclosure of confidential information.

You can also contact the Legal Department if you have a question about confidential information and/or documents.

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USE OF COMPANY ASSETS

Standard:     We will use company assets for the legitimate purposes of Nordion’s businesses.

Nordion provides us with a place to work and with the tools to do our jobs.  In return, we are expected to respect and protect Nordion company assets, including:

• Facilities • Office supplies • Equipment • Software	• Confidential information • Communications systems (i.e. computer, phone, Blackberry, voicemail, e-mail, Internet and company Intranet)

All of these assets are to be used primarily for company business and not for personal use.  We are permitted to use Nordion assets for occasional personal use as long as our use:

•	Does not affect job performance or disrupt others
•	Is truly occasional in nature
•	Does not result in any additional costs to Nordion
•
Does not access or transmit material containing derogatory, racial, gender or religious comments, sexual content, offensive language, material which would negatively reflect upon Nordion, likely to offend co-workers or the contents are prohibited by law or regulation.

•	Is not used to carry on any form of business activity outside of the course of our duties with Nordion - without Nordion approval.

Copying software, tapes, articles and books (without an appropriate license) may violate copyright laws and represents a potential financial and legal liability for Nordion.  Please consult a member of the Legal Department if you have any questions related to copying any such materials.

When using Nordion company assets, Nordion reserves the right to access or monitor all its facilities, facilities systems, documents and records, information technology and communication systems.  For example, the Company may monitor employee access to buildings, email communications or documents on your Company computer.

Question:  I know that Nordion encourages our involvement in the community.  I work with physically challenged adults and our charitable group produces a quarterly newsletter.  Can I type the newsletter during my lunch breaks and when my workday is over?

Answer: Using your PC on your own time for volunteer purposes is an acceptable use of company assets as long as you follow Nordion policies and practices and it does not affect Nordion’s expectation of you and your job duties.  Use of the photocopy machine for bulk copies would not be acceptable without prior approval.

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INVENTIONS AND INTELLECTUAL PROPERTY

Standard:	We will constantly seek to create innovations in our business and notify Nordion when we may have developed something new.

Among Nordion’s most valuable assets is its intellectual property – including patents, trade secrets, trademarks, copyrights and other proprietary information.  It is Nordion’s policy to establish, protect, maintain and defend its rights in all commercially significant intellectual property and to use those rights in responsible ways.  As a result, all employees must take steps to safeguard these assets.

Similarly, Nordion respects the intellectual property rights of others.  Unauthorized use of the intellectual property rights of others may expose Nordion to civil lawsuits and damages.

Ideas, inventions, discoveries and improvements conceived, created or reduced to practice in the course of your employment with Nordion are the property of Nordion.  If you believe that you have created something new, you have an obligation to notify Nordion so that the idea, invention, discovery, improvement or information can be assessed and, if appropriate, protected like any other proprietary information of Nordion.  Intellectual property that you may be working on includes such things as ideas, inventions, computer programs and documents, which relate to Nordion’s businesses, anticipated businesses or research and development.

Question:  I have used my work knowledge and acquired understanding of clinical trials to develop a software program to improve the efficiency of the recruitment process.  I did it on my own time.  Do I need to tell Nordion about what I have developed?

Answer:  Yes, regardless of when the software program was developed, you used your acquired work knowledge and understanding of clinical trial processes from your job with Nordion.  Therefore, you need to tell Nordion about the software program and allow Nordion to protect or use it if Nordion wishes.

Additional Guidance: If you believe you have created or developed something new and innovative, please notify your Manager or Supervisor and/or the Legal Department.

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PERSONAL CONDUCT

Standard:       We will show genuine concern and respect for other people and treat one another with understanding and appreciation.

Since the inception of Nordion (formerly MDS Inc.) in 1969, Nordion has endorsed a philosophy of fairness and integrity in how we treat employees, customers, suppliers, regulators, shareholders and others who interact with Nordion.  Nordion believes that our business success is directly related to our philosophy of striving to make sure that all those who interact with Nordion are treated in an ethical, fair and respectful manner and by meeting the highest standards of professional conduct.  Our management practices have always been based on the principle of recognizing people for their contributions.  We have an ongoing goal to provide a work environment, which is free from discrimination and where all employees are provided with the opportunity to realize their fullest potential.  The most successful Nordion employees achieve excellent business results by living our Core Values.

Nordion believes that equality of opportunity and fairness of treatment for all individuals are basic human values.  In commitment to that belief, Nordion has always stressed its fundamental value to “respect the individual” which entails treating people as individuals with the same understanding and appreciation that we seek for ourselves.  As Nordion people, we should each treat people the way that they wish to be treated.

Respect and Dignity in the Workplace

Nordion is committed to fostering a productive work environment based on our Core Values.  As Nordion people we all need to share in the responsibility for continuing to create a positive work environment, built on teamwork, trust, communication and respect.

One of the clearest ways to demonstrate respect is through our behaviour and communication with others.  This can take many forms, including: listening, providing direct and honest answers, accepting differences, valuing diversity, respecting an individual’s privacy, recognizing accomplishments and planning for a common goal.  Each will contribute to our success, as individuals and as a company.

RESPECT FOR PEOPLE

CONFIDENTIAL INFORMATION

Equity in the Workplace

Nordion is committed to the principle of workplace equity that is aimed at identifying and developing policies and practices that take all reasonable measures to assist Nordion employees, especially designated groups, in maximizing their potential.  The designated groups specifically mentioned in the policy are: women, native people, people of a visible minority and persons with disabilities.

No Discrimination

Nordion is committed to the principle of equal opportunity and supports non-discrimination policies by which discrimination on the grounds of race, colour, national origin, gender, political or religious affiliation, sex, age, sexual orientation, marital status, family relationship, disability and any other grounds outlined in relevant Human Rights legislation is prohibited.

No Harassment

Nordion expects and promotes a workplace free of harassment in any type or form, whether sexual, physical, verbal, intimidation or bullying.  Harassment committed by any employee, visitor, client or contractor is prohibited and will not be tolerated under any circumstances.

Safe Workplace

Nordion supports a safe workplace and does not condone any violence in the workplace.

Nordion will act promptly and responsibly and respond fairly to any issues involving workplace equity or any discrimination, harassment, workplace safety or violence.

Question:  A person in my work group has a calendar displayed on their cubicle wall that contains pin-up type pictures.  The person does not believe that it is a problem because it is in their cubicle and not in a common area.  I have to work with this person on a daily basis and I find it offensive.  What should I do?

Answer:  The preferred course of action is to clearly tell the co-worker that you find the calendar offensive and ask that it be removed.  Nordion considers a calendar with this kind of content inappropriate for our professional work environment.  If it is not removed, you can escalate the matter and ask a Manager or other company representative to take appropriate action.

RESPECT FOR PEOPLE

ENVIRONMENT, HEALTH AND SAFETY

Standard:	We will operate our businesses in a safe and healthy manner and we will respect the environment.

As embodied in our Core Purpose, Nordion believes that the continued protection of our personnel and the implementation of sound environmental practices are crucial to accomplishing our strategic goals.

In support of these beliefs Nordion commits each one of us to:

•	Provide and maintain facilities and operations where health and safety is promoted and hazards are controlled.
•	Manage facilities and operations such that their potential impacts on the environment are controlled and minimized.
•	Meet or exceed applicable environmental health and safety (EHS) legal requirements.
•	Provide appropriate EHS training and education for Nordion employees.
•	Establish measurable EHS objectives and monitor progress towards their achievement.
•	Integrate EHS management into every facet of our business.
•	Consider EHS performance in the selection of suppliers, contractors and business partners.
•	Monitor and continuously improve EHS performance and our EHS management system.

Nordion is responsible to employees to create workplaces where EHS risks are managed and hazards are controlled.  Nordion personnel are responsible for working safely and within the requirements defined by local or company-wide EHS programs.

Sound EHS management and performance is the responsibility of each and every one of us at Nordion.  Individually and collectively we work together to build exemplary programs and to achieve performance in EHS that serve as a positive example for other organizations in countries where Nordion operates.

As Nordion people we endeavour, every day, to make Nordion a safe and healthy place to work and continue to help protect the environment in the communities where we operate.

Additional Guidance: For more details on the Environmental Health and Safety Program and Policies see the company Intranet. Should you have any questions, you can contact the EHS resource.

RESPECT FOR PEOPLE

SALES AND MARKETING PRACTICES

Standard:     We will conduct sales and marketing activities in accordance with Nordion’s Core Values, Nordion policies and the law (including among others, domestic and foreign bribery and other anti-corruption laws).

We must preserve Nordion’s reputation as a leading company whose products and services are desired for their quality and value and whose people are respected for their integrity and high performance.  The long-term success of Nordion depends on our ability to build long-term trusting relationships with our customers and partners.

When communicating with customers or potential customers we should always honestly describe the features of Nordion’s products and services. All literature and public statements should be true and we should not misstate facts or create misleading impressions.  Also, we should not unfairly criticize a competitor’s products or services.  In addition, we should only use individual and customer confidential information for the purposes that the information was provided and, even then, only with their consent. Please also be aware of your participation in Trade associations and sharing of sensitive company information with competitors (see Fair Competition).

We should not nor at the request of any individual, offer, make or authorize, any payment of Anything of Value or Facilitating Payments, directly or indirectly, to:
•	Illegally influence judgment or conduct, for purposes of attaining a desired outcome or action of any individual, customer, company or company representative.
•	Win or retain business or influence any act or decision of any government official, political party, candidate for political office or official of a public international organization.
•	Gain an improper advantage.
•
Illegally influence, induce or reward persons or related persons or officials of any institute, government department, agency, instrumentality or state-controlled or state-owned enterprise or a company for the purpose of any act, omission or decision, obtaining or retaining business, directing business to any person, or expediting matters (unless legally able to do so such as where prescribed by regulations).

By way of example, payments of “Anything of Value” include, cash, cash equivalents, gifts, gratuities, services, employment offers, loans, travel and lodging expenses, entertainment, political contributions, charitable donations, subsidies, sponsorships, honoraria or anything else of value, for the purpose of exercising improper influence or obtaining  improper advantage.  “Facilitating Payments” also known as “greasing payments” are payments made to an individual (including a government official), to obtain or expedite performance of an action.

RESPECT FOR PEOPLE

SALES AND MARKETING PRACTICES

Also, stricter and more specific rules generally apply when we are doing business with government agencies and their officials.  Due to the sensitive nature of these relationships, you should always talk to your Manager before offering gifts or incentives of any nature to any government or other public sector employees. While Nordion observes local business customs and market practices, we do not participate in any corrupt practices. All employees and any agents or other individuals representing Nordion must follow the laws of the country, in which they operate, as well as applicable Canadian law (including, for example, Corruption of Foreign Public Officials Act), U.S. Law (including, for example, the Foreign Corrupt Practices Act), and other laws such as bribery laws, foreign corrupt practices laws, criminal laws and these Practice Standards (including, for example the UK Bribery Act).

Remember that Nordion wins business by offering great products and services at good value and that alone is enough to generate business.  Any business that needs to be won by providing unusual gifts or hospitality is business that we do not want.   Nordion should turn down business if we must compromise our Core Values or breach applicable laws to acquire it.  It is essential that all payments must be properly recorded and described.  Requests for unusual payments (including higher than usual commission payments) should be reported to the Legal Department prior to payment.  Be on the look out for complicated schemes.  In most cases Facilitating Payments are illegal even if customary and of nominal value.  Where concerns arise, carry out due diligence and ensure the legitimacy of all payments and those with whom we do business to ensure they are bona fide and legitimate.  A facilitation payment or business practice which may be permitted in one jurisdiction may not be permitted in another jurisdiction, and may be subject to investigation and prosecution in the latter jurisdiction.

Additional Guidance: If you have any questions about this Sales and Marketing Practice, please speak to your Manager or a member of the Legal Department. In addition, refer to the Fraud Policy on the company Intranet.

RESPECT FOR PEOPLE

FAIR COMPETITION

Standard:     We will uphold the ideals of free and competitive enterprise.

Nordion is committed to the ideals of free and competitive enterprise:

•	Buyers of products and services should be able to select from a variety of products and services at competitive prices.
•	There should be no artificial restraints such as price fixing or discrimination, illegal monopolies, abuse of dominant position, exclusive dealing, refusal to deal or tie-ins.

These principles apply to Nordion operations worldwide.  Nordion competes in the marketplace solely on the merits of its products and services, on the prices that we charge and on the customer loyalty that we earn.  Our goal is to deal fairly with all customers, to retain them as customers and to attract new customers because we provide products and services that people want at prices they find attractive.  Customers who are also our competitors must be treated fairly and not be disadvantaged.  We should not discriminate between the level of service we provide our customers and the service we provide our competition and their customers.

Antitrust and competition laws are technical and vary from country to country.  We should avoid situations that may violate the principles of fair competition, as well as situations that violate the law.  Here are some general guidelines:

Do not discuss the following subjects with competitors:

▪ Pricing or pricing policies ▪ Lease rates ▪ Bids on contracts ▪ Contracts ▪ Promotions ▪ Costs ▪ Profits ▪ Terms or conditions of sale	▪ Royalties ▪ Warranties ▪ Customer information ▪ Territorial markets ▪ Inventories ▪ Production capacities or plans ▪ Distribution or selling strategies ▪ Margins

Never engage in any discussion with a competitor which may have the appearance of impropriety.

RESPECT FOR PEOPLE

FAIR COMPETITION

Nordion is free to select its own business partners.  However, cancellations and refusals to sell could raise fair competition issues.  Consult with a member of the Legal Department and appropriate business management before ending a relationship, or refusing to do business with any customer, prospective customer, business partner or prospective business partner.

•
Involvement with trade associations must be undertaken with care because of the potential for activity, which might be in breach of relevant competition laws. Communication of sensitive information, including pricing, output and markets among competitors could result in significant fines, criminal prosecution and reputational damage.  Seek Legal Department counsel about guidelines for avoiding issues when participating in trade associations or other groups.

•	Purchases from a supplier should not be dependent on the supplier’s agreement to purchase or use Nordion products or services.

Additional Guidance: Please consult with your Manager or Supervisor or a member of the Legal Department to evaluate situations not covered by these guidelines.

Question:  If I do not talk about specific price levels, can I agree with a competitor not to engage in a price war?

Answer:  No.  Any agreement between competitors that relates to the prices we or they charge, or that otherwise limits competition, is a violation of fair competition laws, regardless of whether specific prices are a part of the agreement.

RESPECT FOR PEOPLE

COMPETITIVE INFORMATION

Standard:    We will not collect information on our competitors through inappropriate means.

Information is valuable in any competitive business and it is useful to us to learn more about our competitors, suppliers and customers.  But, we must be ethical about how we acquire that information.

When collecting information our actions must be honest and fair and within the law.  Do not request or use information that violates laws regulating:

•	Fair competition
•	Antitrust policies
•	Proprietary information and data
•	Confidential relationships between employees and employers

Question: My partner has a job at a local printing company.  One of his or her jobs was to print pricing sheets for a competitor of Nordion and he or she found some discarded copies in the trash.  It was given to me. I would like to give this information to my Manager at Nordion to use.  Is there a problem with this?

Answer: Yes there is.  You have come into the possession of the competitor’s pricing information as a result of your partner’s employment with the printing company.  There is nothing to indicate that the competitor has made the information public or does not wish to maintain the confidentiality of the information.  The most probable purpose for providing the information to your Manager is to influence Nordion pricing based on the competitive pricing information.  This kind of conduct should be avoided.

Question:  When interviewing people who have worked or are working for a competing company, is it right to take this opportunity to “pump them” for inside information that Nordion would find useful?

Answer:  “Pumping” the new employee or a potential employee for information about our competitor is NOT consistent with our Practice Standards and is not supported by Nordion as an approved practice.

RESPECT FOR PEOPLE

ACCURACY OF RECORDS

Standard:     We will reflect our businesses accurately in our records.

Accurate business records are important because they are used for decision-making and strategic planning.  Business records also form the basis for earnings statements, reports to shareholders and reports to governments.

Use good judgment and common sense when preparing any Nordion record.  Report facts accurately, honestly and objectively and do not omit facts needed to prevent information from being misleading.

As a public company, Nordion is required to follow strict accounting principles and standards, to report financial information accurately and completely, and to have appropriate internal controls and processes so that accounting and financial reporting complies with the law.  All Nordion employees must comply with these requirements and do what is needed to help Nordion, as a company, comply.  As a result, take special care with financial reports to ensure that they are accurate in all material respects and that they conform with generally accepted accounting principles.  Do not make false entries or attempt to hide or fail to record any funds, assets or transactions.

Violations of laws associated with accounting and financial practices can result in fines, penalties and imprisonment, and they can lead to a loss of public faith in a company.

If you become aware of any action related to accounting or financial practices or records that you believe may be improper or inaccurate, you must immediately notify the company.  This can be done through any of the channels identified at the beginning of these Global Business Practice Standards on page 8.

Question:  I do not have the time to check all of the invoices and expense reports that come across my desk.  Surely, it is the responsibility of the individual who prepared the invoices or reports or the employee who submitted them to me to make sure that they are correct.  Am I right in my assumption?

Answer:  No.  Each of us is responsible for making sure that all reports, invoices etc. are accurate and filled out correctly.  If you are approving an invoice or expense reports, you are responsible for its accuracy.

INTEGRITY

ACCURACY OF RECORDS

Nordion is committed to maintaining the highest standards of honesty, integrity and ethical conduct and have adopted a Fraud Policy to provide consistent and effective investigation, reporting and disclosure of any occurrence of fraud or suspected fraud.

Nordion will not tolerate fraud and is committed to take all actions it deems appropriate.

Fraud is defined as the intentional, false representation or concealment of a material fact for the purpose of personal gain or inducing another to act upon it to such person’s detriment, including injury or financial loss.  Some actions constituting fraud or possible fraud include:

▪	Forgery or alteration of any document or account belonging to the Company
▪	Forgery or alteration of a cheque, bank draft, or any other financial document
▪	Intentionally reporting falsified financial results
▪	Impropriety in the handling or reporting of money or financial transactions

In addition, designated roles in Finance are required to commit to the Nordion Finance Code of Ethics.  This provides additional assurance to Nordion shareholders of Nordion commitment to maintaining accurate financial records and is consistent with financial best practices.

Additional Guidance: If you have any questions please feel free to speak with your manager or supervisor or contact a senior member of the finance team or the legal department.

The Fraud Policy is available on the company Intranet.

Question:  I was reviewing approvals for expense accounts and noticed that an employee has submitted the same receipt for reimbursement multiple times.  I know this person is well respected in the organization and a friend of my manager.  What should I do?

Answer:  This could be a potential case of fraud that should be reviewed.  You could discuss this with your manager’s boss explaining the sensitivity or contact your HR Representative, Legal Department or the Integrity Alertline.

INTEGRITY

COMPLIANCE WITH LAWS

Standard:     We will meet or exceed all applicable laws and regulations in the countries in which we operate.

Many of our businesses are subject to extensive governmental regulation throughout the world.  Consistent with our Core Values, it is the policy of Nordion to meet or exceed the laws in each of the countries in which we do business.

It is the responsibility of all employees to be familiar with the laws and regulations that relate to our business and to comply with them. Among other things, these include laws and regulations governing employment, environmental matters, antitrust and anti-corruption (see “Sales and Marketing Practice”s in these Global Business Practice Standards as well as the company's Anti-Corruption Policy).  The Legal, Quality and Regulatory, Environmental Health and Safety, Risk Management, Privacy and other functional departments conduct periodic programs to help Nordion companies assess whether they comply with applicable laws and regulations and to take corrective action as required.

Additional Guidance: The Legal Department, or any of the other functional departments, are available to you for this purpose. However, it is the responsibility of local management to establish policies and practices to comply with applicable laws and regulations.

INTEGRITY

DISCLOSURE OF INFORMATION TO MEDIA & INVESTORS

Standard:	We will protect Nordion’s reputation by allowing Nordion’s designated spokespeople to deal with inquiries from the media or investors.

What is said or written about the company impacts Nordion’s reputation.  We place great importance on maintaining effective relationships with the news media and investment community.  To be consistent with our beliefs, and to maintain the company’s credibility, information should be given to our audiences in a timely, accurate, and non-discriminating manner.

As such, ALL communications with the media must be handled and co-ordinated by the company’s Communications department.  Requests for media interviews will be vetted by the respective Communications representative and granted, if appropriate, with the company’s designated spokespeople only.

Employees who are not authorized spokespersons must not respond under any circumstances to inquiries from the investment community or the media, unless specifically asked to do so by an authorized spokesperson. All such inquiries are to be referred to the Manager, External and Internal Communications, or designate.

ALL communications with investors, analysts, securities regulators or investment community must be handled and co-ordinated by the company’s Investor Relations group. All such inquiries are to be referred to the Chief Finance Officer, or designate.

Question: If I receive a call from an investor, analyst or reporter who is looking for information about the company that is within the scope of my job. What should I do?

Answer:  Redirect analyst or investor calls to the Chief Finance Officer or designate.  Calls from the media should be directed to the Manager, External and Internal Communications, or designate.

Additional Guidance: For more details on what the company policy is on dealing with the media or the investment community please refer to the Disclosure Policy, which is located on the company Intranet.

INTEGRITY

TRADING IN COMPANY SHARES AND DERIVATIVE SECURITIES

Standard:	We will not trade Nordion securities or securities of other companies when in possession of “material” non-public information. We will not trade in Nordion derivatives at any time.

Through equity compensation and the Employee Share Purchase Program, Nordion enables its employees to invest in the company as an excellent way to align the interests of employees with the interests of our shareholders.

When buying or selling Nordion shares, all employees should be mindful of the legal and policy limitations on trading and tipping.

What Are the Limitations on Trading and Tipping?

As Nordion employees, we may have “material non-public information” about Nordion and its businesses or about other companies that other investors do not have.  Therefore, if you are in possession of “material non-public information” (see definition which follows), you should not buy or sell Nordion securities nor should you share or communicate such information (“tipping”) to others, including colleagues, family members or friends.  The above restrictions on trading and tipping also apply to the securities of other public companies negotiating, competing, doing business or seeking to do business with Nordion (“Counterparties”).  These requirements apply to all Nordion employees regardless of your position in the Company.

What are the Prohibitions related to Trading Derivative Securities of Nordion?

Certain practices have developed in the securities market which allow investors in the market to buy or sell options to acquire shares of a company at a fixed price within a specified time, known as "puts" or "calls" or to sell shares of a company that they do not own at the time or have not fully paid for, known as "short sales".  Puts, calls or short sales are referred to collectively as "Derivative Securities".  Except for options granted under Nordion incentive plans, all employees and members of the board of directors of the Company are strictly prohibited from trading in Derivative Securities related to the shares of Nordion at any time on any market whether or not in possession of "material non-public information" about Nordion.

INTEGRITY

TRADING IN COMPANY SHARES AND DERIVATIVE SECURITIES

What is “Material Non-Public Information”

“Material” information is any information about the business of Nordion that would reasonably be expected to have a significant influence on or reasonable investor’s decision on whether to buy, sell or hold the shares of a company.  The “materiality” of the information must be viewed in light of the impact the information could have on the company as a whole.  While it may be difficult under this definition to determine whether any particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.  Examples of such information include, but are not limited to:

•	Financial Results
•	Projections of future earnings or losses
•	News of a pending or proposed reorganization or amalgamation
•	News of an acquisition or divestiture of a significant business division or subsidiary
•	Gain or loss of a substantial customer or supplier or contract
•	Changes in dividend policy
•	New product announcements of a significant nature
•	Stock splits
•	New equity or debt offerings
•	Major changes in senior management

Either positive or negative information may be material.

“Non-Public” information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.  Information may be disseminated to the public by news release, in the company’s financial statements or annual report, or by some other means that results in wide dissemination of the information to the general public.

INTEGRITY

TRADING IN COMPANY SHARES AND DERIVATIVE SECURITIES

Be Thoughtful When You Are Trading Nordion Shares

Each insider and employee of Nordion has the individual responsibility to comply with the requirements outlined above and applicable securities laws, regardless of whether the company has recommended a trading window.  So please use appropriate judgment for any trade in the company’s shares.  Please note that in addition to any impact it may have on your job, if you contravene these rules you may be subject to potential fines or criminal prosecution under securities laws.

Question:  I was at a meeting where someone from the finance department mentioned that Nordion would be announcing earnings results that are significantly better than the market is expecting.  Can I buy Nordion shares?

Answer:  No.

Question:  I became aware that Nordion is in discussions to acquire another company.  Can I acquire the shares or derivative securities of the other company?

Answer:  No, not until 3 trading days after Nordion publicly announces the acquisition.

Question: The Company has just decided to award a large supply contract to a small publicly traded supplier.  Can I buy shares in that supplier?

Answer:  No. Not until 3 trading days after the contract is publicly announced.

Question: Can I advise family members or friends so they can buy shares? Answer: No. This is considered tipping and is a violation of securities laws.

Additional Requirements for “Insiders”

The people who are most likely to be in receipt of  “material non-public information” including the Nordion Board of Directors, Executive Officers and certain other corporate employees are also required to comply with Nordion’s Insider Trading Policy.  In addition to the general restrictions in trading and tipping contained herein, the policy prohibits the trading by insiders of Nordion shares during certain fixed periods of time during the year where “material non-public information” is most likely to be circulating. The full details of the policy are located on the company Intranet.

Additional Guidance: If you have any questions at all about the trading of Nordion or counterparty shares or Derivative Securities, please contact the Legal Department.

INTEGRITY

POLITICAL AND GOVERNMENT ACTIVITIES

Standard:	We will not seek to influence any political process or governmental process in an inappropriate manner.

Political Activities

Nordion encourages employees to be involved personally in political affairs by voting, volunteering time or contributing money to candidates of your own choosing.  These decisions and choices are intensely personal and so any donation of time, money or other resources must also be personal.  Do not give the impression that you are speaking on behalf or representing Nordion while personally involved in the political process.

Volunteer work for political campaigns must not be done on company time and Nordion funds or assets must not be contributed to any political party, candidate or campaign without the appropriate approval.  Similarly, the Nordion name should not be used in conjunction with any political issue.

Government Relations and Lobbying

Nordion will deal with all government agencies in a direct, open and honest manner.

Any contact with government personnel for the purpose of influencing legislation or rule-making, including such activity in connection with any marketing or procurement matters, is considered lobbying.  Some laws also define lobbying even more broadly to include our normal marketing activities.  You are responsible for knowing and adhering to all the relevant lobbying laws and associated gift laws, if applicable, and for compliance with all reporting requirements.

Lobbyist registration legislation in Canada and in other jurisdictions requires lobbyists and registrants to disclose their interactions with certain public officials.  Under the Lobbyists Registration Act (Canada) (the “LRA”), for example, such disclosure is required in monthly reports setting out information concerning certain arranged meetings and communications with designated public office holders (“DPOH”) (defined below).

Enhanced reporting requirements apply to certain interactions described below that occur between governmental officials anywhere in the world and any director, officer, employee or representative of Nordion or its affiliates.

Any in-person meetings, telephone calls or other discussions arranged with any member of a legislative body or other senior public official having a policy making or procurement function in the public service, a government-owned corporation, department or administrative agency (any of which is considered a “Government Official”) requires prompt disclosure to Nordion’s compliance group in certain  circumstances.  These include, among other things, the requirement to disclose any such meeting or discussion arranged with respect to any of the following:

INTEGRITY

POLITICAL AND GOVERNMENT ACTIVITIES

(a)	with a person that is a DPOH for the purposes of the LRA, or holds a similar or equivalent position in any other jurisdiction;

(b)	with any Government Official, whether or not of the type specified in (a) above, if such communications are arranged for the purposes of or relates to:

(i)
seeking to influence public policy or its application to Nordion, other than the obtaining of licenses and exemptions pursuant to administrative or legal processes prescribed by legislation or regulation,

(ii)
seeking to influence public procurement or an award of business by a government, a legislative body, a government-owned corporation, department or administrative agency, other than through mechanisms provided under a publicly available request for proposals, tender or similar process, or

(iii)	a situation in which anything other than of nominal value is exchanged between any such public official and Nordion or its representatives.

If you have had communications of the above nature during the past calendar month, you are required to report to the Nordion Legal Department the following information not later than the 10th day of each calendar month:

•	Date and form of meeting or discussion (e.g., telephone)
•	Name of public official (including title and name of government corporation, department or agency)
•	Name of initiator of meeting or discussion
•	Brief description of the subject matter of the meeting
•	Whether any value was exchanged (e.g., meal paid; gift provided) and, if so, the nature and amount exchanged

You should obtain the prior approval of the Legal Department to lobby or authorize anyone else (for example, a consultant or agent) to lobby on Nordion’s behalf, except when lobbying involves only normal marketing activities and not influencing legislation or rule-making.

Definition of DPOH under the LRA:

Designated public office holders (DPOHs) constitute a category within the broader group of federal officials defined as public office holders (POHs) by the Lobbying Act.  DPOHs include:

A Minister of the Crown or a minister of state or their exempt staff appointed pursuant to subsection 128(1) of the Public Service Employment Act; Any other public office holder who works for a department and occupies a senior executive position, such as deputy minister (DM), associate deputy minister, assistant deputy minister (ADM) and chief executive officer (CEO), or a position of comparable rank, as well as any other individual who is designated by regulation.

INTEGRITY

POLITICAL AND GOVERNMENT ACTIVITIES

The Commissioner has the responsibility of establishing criteria to be used in order to determine if a particular POH position is equivalent to DPOH positions such as deputy minister, associate deputy minister, assistant deputy minister or chief executive officer.

The following positions and classes of positions are listed as occupied by DPOH in the Schedule (Section 1) of the Designated Public Office Holder Regulations.  The first 6 positions are within the Canadian Forces.

Positions and classes of positions designated as occupied by Designated Public Office Holders (DPOHs) Designated Public Office Holder Regulations — Schedule (Section 1)

Item #	Positions and classes of positions

1.	Chief of the Defence Staff
2.	Vice Chief of the Defence Staff
3.	Chief of Maritime Staff
4.	Chief of Land Staff
5.	Chief of Air Staff
6.	Chief of Military Personnel
7.	Judge Advocate General
8.	Any positions of Senior Advisor to the Privy Council to which the office holder is appointed by the Governor in Council
9.	Deputy Minister (Intergovernmental Affairs) Privy Council Office
10.	Comptroller General of Canada
11.	Any position to which the office holder is appointed pursuant to paragraph 27.1(1) (a) or (b) of the Public Service Employment Act.
12.	MPs
13.	Senators
14.	Exempt staff working in the office of the Leader of the Opposition in the House and in the Senate

Question:  Several of my co-workers and I strongly support a certain political candidate.  May we work together to support this candidate?

Answer:  Of course.  Nordion encourages participation in the political process.  However, you may not use company funds, equipment or materials to support the candidate or pressure other employees or subordinates to support the candidate. Do not engage in political activities while you are on the job.

FAILURE TO ADHERE TO PRACTICE STANDARDS

Failing to adhere to the Global Business Practice Standards may result in a number of consequences, including with respect to employees of Nordion, disciplinary action, repayment of bonuses/allowances received, or termination of employment and, with respect to service providers, breach of contract, termination of services and legal action.

INTEGRITY

PLEDGE OF THE NORDION BOARD OF DIRECTORS

Each Member of the Nordion Inc. Board of Directors has signed the Nordion Personal Pledge acknowledging his or her shared responsibility for maintaining the Company’s reputation of integrity by carrying out his or her duties and responsibilities as a director in a manner consistent with the company’s Global Business Practice Standards.

As Members of the Board of Directors of Nordion, we acknowledge having received and read the Nordion Global Business Practice Standards and agree to carry out our duties and responsibilities in accordance with such Standards.

On behalf of the Nordion Board of Directors
William D. Anderson Chairman

PLEDGE OF THE NORDION EXECUTIVE MANAGEMENT TEAM

Each member of the Nordion Executive Management Team has signed the Nordion Personal Pledge acknowledging his or her shared responsibility for maintaining the Company’s reputation of integrity by carrying out his or her duties and responsibilities in a manner consistent with the company’s Global Business Practice Standards.

As employees and members of the Executive Management Team, we acknowledge having received and read the Nordion Global Business Practice Standards and agree to carry out our duties and responsibilities in accordance with such Standards.

On behalf of the Nordion Executive Management Team

Steve West President & Chief Executive Officer, Nordion Inc.

NORDION PERSONAL PLEDGE (Employee)

As employees of Nordion or its subsidiaries or affiliates, we all share the responsibility for maintaining the company’s reputation of integrity.  Such responsibility includes carrying out our day to day activities in a manner consistent with certain business practice standards developed and adopted by the company and founded in the company’s core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence.

Accordingly, I acknowledge that I have received and read the Nordion Global Business Practice Standards and understand that the company expects me to carry out my duties and responsibilities in accordance with such Standards.

Employee Signature:

Date:

Employee Name:

NORDION PERSONAL PLEDGE (Board of Director)

As Directors of Nordion, we share the responsibility for maintaining the company’s reputation of integrity.  Such responsibility includes carrying out our duties and responsibilities as Directors in a manner consistent with certain business practice standards developed and adopted by the company and founded in the company’s core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence.

Accordingly, I acknowledge that I have received and read the Nordion Global Business Practice Standards and that the company expects me to carry out my duties and responsibilities as a Director of the company in accordance with such Standards.

Director Signature:

Date:

Director Name:

NORDION PERSONAL PLEDGE (Executive Management Team)

As employees of Nordion or its subsidiaries and as members of the Executive Management Team, we share the responsibility for maintaining the company’s reputation of integrity.  Such responsibility includes carrying out our duties and responsibilities as employees in a manner consistent with certain business practice standards developed and adopted by the company and founded in the company’s core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence.

Accordingly, I acknowledge that I have received and read the Nordion Global Business Practice Standards and that the company expects me to carry out my duties and responsibilities in accordance with such Standards.

Employee Signature:

Date:

Employee Name:

NORDION PERSONAL PLEDGE (Service Providers)

As a Service provider to Nordion or its subsidiaries or affiliates, the undersigned acknowledges having received and read the Nordion Global Business Practice Standards and acknowledges that the company expects the undersigned to carry out its duties and responsibilities in accordance with such Standards.

Service Provider’s Name:

Service Provider’s Signature:

Date:

NORDION OPERATING PRINCIPLES

At Nordion, we . . .

Strive to be #1 in the markets in which we operate

Believe that relationships and partnerships drive our growth

Work toward a common goal

Commit to meeting our customers’ needs

Strive to balance the short term and the long term

Encourage innovation and entrepreneurship

Have high standards of quality and performance

Listen and communicate with each other in clear and honest ways

Keep work and life in perspective

In the end it’s the people we help that matter most . . .